

U. SION

16022220

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York	New York	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia (212) 902-1710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement of Financial Condition

INDEX

		Page No.
Statement of Financial Condition		1
Note 1.	Description of Business	2
Note 2.	Basis of Presentation	2
Note 3.	Significant Accounting Policies	2
Note 4.	Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	4
Note 5.	Fair Value Measurements	5
Note 6.	Cash Instruments	6
Note 7.	Derivative Activities	6
Note 8.	Fair Value Option	9
Note 9.	Collateralized Agreements and Financings	10
Note 10.	Short-Term Borrowings	11
Note 11.	Subordinated Borrowings	12
Note 12.	Commitments, Contingencies and Guarantees	12
Note 13.	Transactions with Related Parties	12
Note 14.	Income Taxes	13
Note 15.	Credit Concentrations	14
Note 16.	Legal Proceedings	14
Note 17.	Net Capital Requirements	14
Note 18.	Subsequent Events	14



Report of Independent Registered Public Accounting Firm

To the Partners of Goldman Sachs Financial Markets, L.P.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Financial Markets, L.P. ("the Firm") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2016

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement of Financial Condition

$ in thousands	As of December 2015
Assets	
Cash and cash equivalents	$ 15,250
Collateralized agreements:	
Securities purchased under agreements to resell, at fair value	657,064
Receivables:	
Brokers, dealers and clearing organizations	79
Customers and counterparties	151,305
Financial instruments owned, at fair value (includes $94,724 pledged as collateral)	239,240
Other assets	7
Total assets	**$1,062,945**
Liabilities and partners' capital	
Collateralized financings:	
Securities loaned	$ 94,689
Payables:	
Brokers, dealers and clearing organizations	1,003
Customers and counterparties	127,533
Financial instruments sold, but not yet purchased, at fair value	294,535
Unsecured short-term borrowings	56,252
Other liabilities and accrued expenses	7,030
Subordinated borrowings	365,000
Total liabilities	946,042
Commitments, contingencies and guarantees	
Partners' capital	
Partners' capital	116,903
Total liabilities and partners' capital	**$1,062,945**

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition

Note 1.

Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), a limited partnership is a registered U.S. broker-dealer with the Securities and Exchange Commission (SEC). The firm is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13. The firm facilitates client transactions and makes markets in eligible OTC derivative instruments.

Note 2.

Basis of Presentation

This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the firm and the results of transactions with affiliated entities.

All references to 2015 refer to the firm's year ended, or the date, as the context requires, December 31, 2015. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.

Significant Accounting Policies

The firm's most significant accounting policy is the use of fair value measurements for financial assets and financial liabilities at fair value. See Notes 5 through 8 for policies on fair value measurements. All other significant accounting policies are either described below or included in the following footnotes:

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Derivative Activities	Note 7
Fair Value Option	Note 8
Collateralized Agreements and Financings	Note 9
Short-Term Borrowings	Note 10
Subordinated Borrowings	Note 11
Commitments, Contingencies and Guarantees	Note 12
Transactions with Related Parties	Note 13
Income Taxes	Note 14
Credit Concentrations	Note 15
Legal Proceedings	Note 16

Use of Estimates

Preparation of this statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provisions for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Revenue Recognition

Financial Assets and Financial Liabilities at Fair Value. Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include

transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. While these receivables and payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 8. Had these receivables and payables been included in fair value hierarchy, they would have been classified in level 2 as of December 2015.

Receivables from Customers and Counterparties

Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of collateral posted in connection with certain derivative transactions. Receivables from customers and counterparties are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. While these receivables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 8. Had these receivables been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2015. Interest on receivables from customers and counterparties is recognized over the life of thc transaction.

Payables to Customers and Counterparties

Payables to customers and counterparties primarily relate to collateralized transactions. Such payables are primarily comprised of collateral received in connection with certain derivative transactions. Payables to customers and counterparties are accounted for at cost plus accrued interest, which generally approximates fair value. While these payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 8. Had these payables been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2015. Interest on payables to customers and counterparties is recognized over the life of the transaction.

Offsetting Assets and Liabilities

To reduce credit exposures on derivatives and securities financing transactions, the firm may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the firm receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions, subject to the terms of the related credit support agreements or similar arrangements (collectively, credit support agreements). An enforceable credit support agreement grants the non-defaulting party exercising termination rights the right to liquidate the collateral and apply the proceeds to any amounts owed. In order to assess enforceability of the firm's right of setoff under netting and credit support agreements, the firm evaluates various factors including applicable bankruptcy laws, local statutes and regulatory provisions in the jurisdiction of the parties to the agreement.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the statement of financial condition when a legal right of setoff exists under an enforceable netting agreement.

In the statement of financial condition, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements, when transacted under an enforceable netting agreement. In the statement of financial condition, resale agreements and securities loaned are not reported net of the related cash and securities received or posted as collateral. See Note 9 for further information about collateral received and pledged, including rights to deliver or repledge collateral. See Notes 7 and 9 for further information about offsetting.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on

transactions in nonfunctional currencies are recognized in earnings.

Recent Accounting Developments

Revenue from Contracts with Customers (ASC 606). In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. The ASU also provides guidance on accounting for certain contract costs, and requires new disclosures. ASU No. 2014-09, as amended In August 2015 by ASU No. 2015-14, is effective for annual reporting periods beginning after December 15, 2017. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. The firm is still evaluating the effect of the ASU on its financial condition.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures (ASC 860). In June 2014, the FASB issued ASU No. 2014-11, "Transfers and Servicing (Topic 860) — Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures." ASU No. 2014-11 changes the accounting for repurchase- and resale-to-maturity agreements by requiring that such agreements be recognized as financing arrangements, and requires that a transfer of a financial asset and a repurchase agreement entered into contemporaneously be accounted for separately. ASU No. 2014-11 also requires additional disclosures about certain transferred financial assets accounted for as sales and certain securities financing transactions. The accounting changes and additional disclosures about certain transferred financial assets accounted for as sales were effective for annual reporting periods beginning after December 15, 2014. The additional disclosures for certain securities financing transactions were required for annual reporting periods beginning after December 15, 2014. Adoption of ASU No. 2014-11 did not materially affect the firm's financial condition.

Note 4.

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about other financial assets accounted for at fair value primarily under the fair value option.

The table below presents the firm's financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2015	
$ in thousands	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Equities	$ 96,741	$ 86,755
Derivatives	142,499	207,780
Total	**$239,240**	**$294,535**

Note 5.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The firm measures certain financial assets and financial liabilities as a portfolio (i.e., based on its net exposure to market and/or credit risks).

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread, or difference, between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and financial liabilities are primarily based on observable prices and inputs and are primarily classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

See Notes 6 through 8 for further information about fair value measurements of cash instruments, derivatives and other financial assets accounted for at fair value primarily under the fair value option.

The table below presents financial assets and financial liabilities accounted for at fair value under the fair value option or in accordance with other U.S. GAAP. Counterparty and cash collateral netting represents the impact on derivatives of netting across levels of the fair value hierarchy. Netting among positions classified in the same level is included in that level.

$ in thousands	As of December 2015
Total level 1 financial assets	$ 96,767
Total level 2 financial assets	1,014,060
Total level 3 financial assets	65,483
Counterparty and cash collateral netting	(280,006)
Total financial assets at fair value	896,304
Total assets[1]	$1,062,945
Total level 3 financial assets as a percentage of total assets	6.2%
Total level 3 financial assets as a percentage of total financial assets at fair value	7.3%
Total level 1 financial liabilities	$ 86,754
Total level 2 financial liabilities	344,410
Total level 3 financial liabilities	65,482
Counterparty and cash collateral netting	(202,111)
Total financial liabilities at fair value	$ 294,535
Total level 3 financial liabilities as a percentage of total financial liabilities at fair value	22.2%

1. Substantially all assets are carried at fair value or at amounts that generally approximate fair value.

Note 6.

Cash Instruments

Cash instruments are comprised of equities. See below for cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments include actively traded listed equities. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument.

Level 2 Cash Instruments

Level 2 cash instruments include restricted or less liquid listed equities. Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

The firm did not have any level 2 cash instruments as of December 2015.

Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

Fair Value of Cash Instruments by Level

The table below presents cash instrument assets and liabilities at fair value by level within the fair value hierarchy. In the table below:

- Cash instrument assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.
- Cash instrument assets are shown as positive amounts and cash instrument liabilities are shown as negative amounts.

	Cash Instruments at Fair Value as of December 2015			
$ in thousands	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets				
Equities	$ 96,739	$-	$2	$ 96,741
Total cash instrument assets	$ 96,739	$-	$2	$ 96,741
Liabilities				
Equities	$ (86,754)	$-	$(1)	$ (86,755)
Total cash instrument liabilities	$ (86,754)	$-	$(1)	$ (86,755)

Note 7.

Derivative Activities

Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as OTC derivatives. The firm's OTC derivatives are primarily bilateral contracts between two counterparties (bilateral OTC).

Market Making. As a market maker, the firm enters into derivative transactions to provide liquidity to clients and to facilitate the transfer and hedging of their risks. In this capacity, the firm typically acts as principal and is consequently required to commit capital to provide execution. As a market maker, it is essential to maintain an inventory of financial instruments sufficient to meet expected client and market demands.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from its market-making activities in derivative and cash instruments.

Notes to Statement of Financial Condition

The firm enters into various types of derivatives, including:

- **Forwards.** Contracts that commit counterparties to purchase or sell financial instruments in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments or indices.
- **Options.** Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement (counterparty netting). Derivatives are accounted for at fair value, net of cash collateral received or posted under enforceable credit support agreements (cash collateral netting). Derivative assets and liabilities are included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

The table below presents the gross fair value and the notional amount of derivative contracts by major product type, the amounts of counterparty and cash collateral netting in the statement of financial condition, as well as cash and securities collateral posted and received under enforceable credit support agreements that do not meet the criteria for netting under U.S. GAAP.

In the table below:

- Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the firm's exposure.
- Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted.
- Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity and do not represent anticipated losses.

	As of December 2015		
$ in thousands	Derivative Assets	Derivative Liabilities	Notional Amount
Equity Derivatives			
Bilateral OTC	$ 1,143,856	$ 1,131,242	$ 44,476,415
Total gross fair value/notional amount of derivatives	$ 1,143,856 [1]	$ 1,131,242 [1]	$ 44,476,415
Amounts that have been offset in the statement of financial condition			
Total counterparty netting	(721,351)	(721,351)	
Total cash collateral netting	(280,006)	(202,111)	
Total counterparty and cash collateral netting	$ (1,001,357)	$ (923,462)	
Amounts included in financial instruments owned/financial instruments sold, but not yet purchased, in the statement of financial condition	$ 142,499	$ 207,780	
Amounts that have not been offset in the statement of financial condition			
Cash collateral received/posted	$ (312)	$ (38,774)	
Securities collateral received/posted	-	-	
Total	$ 142,187	$ 169,006	

1. Includes derivative assets and derivative liabilities of $61.6 million and $83.0 million, respectively, which are not subject to an enforceable netting agreement or are subject to a netting agreement that the firm has not yet determined to be enforceable.

Valuation Techniques for Derivatives

The firm's level 2 and level 3 derivatives are valued using derivative pricing models (e.g., models that incorporate option pricing methodologies, such as Monte Carlo simulations). Price transparency of derivatives can generally be characterized by product type, as described below.

Equity. Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Derivatives

Level 1 derivatives include short-term contracts for future delivery of securities when the underlying security is a level 1 instrument, and exchange-traded derivatives if they are actively traded and are valued at their quoted market price.

Level 2 Derivatives

Level 2 derivatives include OTC derivatives for which all significant valuation inputs are corroborated by market evidence and exchange-traded derivatives that are not actively traded and/or that are valued using models that calibrate to market-clearing levels of OTC derivatives. In evaluating the significance of a valuation input, the firm considers, among other factors, a portfolio's net risk exposure to that input.

The selection of a particular model to value a derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. For derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Valuation models require a variety of inputs, such as contractual terms, market prices, yield curves, discount rates (including those derived from interest rates on collateral received and posted as specified in credit support agreements for collateralized derivatives), measures of volatility and correlations of such inputs. Significant inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Derivatives

Level 3 derivatives are valued using models which utilize observable level 1 and/or level 2 inputs, as well as unobservable level 3 inputs.

For level 3 equity derivatives, significant unobservable inputs generally include equity volatility inputs for options that are very long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 correlation inputs, such as the correlation of the price performance of two or more individual stocks or the correlation of the price performance for a basket of stocks to another asset class such as commodities.

Subsequent to the initial valuation of a level 3 derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value. See below for further information about significant unobservable inputs used in the valuation of level 3 derivatives.

Fair Value of Derivatives by Level

The table below presents the fair value of derivatives on a gross basis by level and major product type as well as the impact of netting. In the table below:

- The gross fair values exclude the effects of both counterparty netting and collateral netting, and therefore are not representative of the firm's exposure.
- Counterparty netting is reflected in each level to the extent that receivable and payable balances are netted within the same level and is included in "Counterparty and cash collateral netting." Where the netting of receivable and payable balances is across levels, the counterparty netting is reflected in "Cross-level netting."
- Derivative assets are shown as positive amounts and derivative liabilities are shown as negative amounts.

	Derivatives at Fair Value as of December 2015			
$ in thousands	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 28	$ 1,050,104	$ 93,724	$ 1,143,856
Counterparty netting within levels	-	(693,108)	(28,243)	(721,351)
Subtotal	$ 28	$ 356,996	$ 65,481	$ 422,505
Cross-level counterparty netting				-
Cash collateral netting				(280,006)
Fair value included in financial instruments owned				$ 142,499
Liabilities				
Equities	$ -	(1,037,518)	$ (93,724)	$(1,131,242)
Counterparty netting within levels		693,108	28,243	721,351
Subtotal	$ -	$ (344,410)	$ (65,481)	$ (409,891)
Cross-level counterparty netting				-
Cash collateral netting				202,111
Fair value included in financial instruments sold, but not yet purchased				$ (207,780)

Derivatives with Credit-Related Contingent Features

Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in Group Inc.'s credit ratings. The firm assesses the impact of these bilateral agreements by determining the collateral or termination payments that would occur assuming a Group Inc. downgrade by all rating agencies. A downgrade by any one rating agency, depending on the agency's relative ratings of Group Inc. at the time of the downgrade, may have an impact which is comparable to the impact of a downgrade by all rating agencies.

The table below presents the aggregate fair value of net derivative liabilities under such agreements (excluding application of collateral posted to reduce these liabilities), the related aggregate fair value of the assets posted as collateral. No additional collateral or termination payments could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in Group Inc.'s credit ratings.

$ in thousands	As of December 2015
Net derivative liabilities under bilateral agreements	$60,285
Collateral posted	45,101

Note 8.

Fair Value Option

Other Financial Assets at Fair Value

In addition to all cash and derivative instruments included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm accounts for certain of its other financial assets at fair value primarily under the fair value option. The primary reasons for electing the fair value option are to:

- Reflect economic events in earnings on a timely basis and;
- Mitigate volatility in earnings from using different measurement attributes.

Resale agreements are accounted for at fair value under the fair value option. These financial assets at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are classified as level 2 because the inputs are observable. These assets were $657.1 million as of December 2015. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

The significant inputs to the valuation of resale agreements are collateral funding spreads, the amount and timing of expected future cash flows and interest rates. As of December 2015, there were no level 3 resale agreements. See Note 9 for further information about collateralized agreements and financings.

Note 9.

Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements). Collateralized financings are securities loaned. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

The table below presents the carrying value of resale agreements and securities loaned transactions.

$ in thousands	As of December 2015
Securities purchased under agreements to resell [1]	$657,064
Securities loaned	94,689

1. Resale agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.

Resale Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

The financial instruments purchased in resale agreements, principally corporate debt securities, represent short-term collateralized transactions with an affiliate.

The firm receives financial instruments purchased under resale agreements, monitors the market value of these financial instruments on a daily basis, and obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the statement of financial condition.

The firm enters into all of its resale agreements with Goldman, Sachs & Co. (GS&Co.)

Securities Loaned Transactions

In a securities loaned transaction, the firm lends securities to a counterparty in exchange for cash or securities. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The firm makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate.

Securities loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such arrangements approximates fair value. While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 8. Had these arrangements been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2015.

The firm enters into all of its securities loaned transactions with GS&Co.

Offsetting Arrangements

The table below presents the gross and net resale agreements and securities loaned transactions, and the related amount of counterparty netting included in the statement of financial condition. The table below also presents the amounts not offset in the statement of financial condition, including counterparty netting that does not meet the criteria for netting under U.S. GAAP and the fair value of cash or securities collateral received or posted subject to enforceable credit support agreements.

	As of December 2015	
	Assets	Liabilities
$ in thousands	Resale agreements	Securities loaned
Amounts included in the statement of financial condition		
Gross carrying value	$ 657,064	$ 94,689
Counterparty netting	-	-
Total	$ 657,064	$ 94,689
Amounts not offset in the statement of financial condition		
Counterparty netting	$ -	-
Collateral	(657,064)	(94,689)
Total	$ -	$ -

In the table above, the gross carrying values of these arrangements are subject to enforceable netting agreements.

Collateral Received and Pledged

The firm receives cash and securities (e.g., corporate obligations) as collateral, primarily in connection with resale agreements and derivative transactions. The firm obtains cash as collateral on an upfront or contingent basis for derivative instruments and collateralized agreements to reduce its credit exposure to individual counterparties.

In many cases, the firm is permitted to deliver or repledge financial instruments received as collateral when entering into securities loaned transactions, primarily in connection with secured financing activities.

The firm also pledges certain financial instruments owned, at fair value in connection with securities loaned transactions to counterparties who may or may not have the right to deliver or repledge them.

The table presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

$ in thousands	As of December 2015
Collateral available to be delivered or repledged	$657,064
Collateral that was delivered or repledged	-

The table below presents information about assets pledged.

$ in thousands	As of December 2015
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	$94,724
Did not have the right to deliver or repledge	-

Note 10.

Short-Term Borrowings

The firm's unsecured short-term borrowings outstanding as of December 2015 were $56.3 million. The firm obtains unsecured short-term borrowings primarily from Group Inc. The carrying value of unsecured short-term borrowings that are not recorded at fair value generally approximates fair value due to the short-term nature of the obligations. While these unsecured short-term borrowings are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in Note 8. Had these borrowings been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2015.

Note 11.

Subordinated Borrowings

As of December 2015, the firm had outstanding borrowings of $100.0 million from Group Inc. under a subordinated loan agreement, which matures in 2018. In addition, the firm has a $440.0 million revolving subordinated loan agreement with Group Inc., which matures on May 31, 2017. As of December 2015, $265.0 million was outstanding.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value. While these subordinated loan agreements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with other U.S. GAAP and therefore are not included in the firm's fair value hierarchy in Notes 5 and 8. Had these borrowings been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2015.

The subordinated borrowings from Group Inc. are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 12.

Commitments, Contingencies and Guarantees

Pursuant to an agreement, Group Inc. guarantees and meets the firm's margin requirement with GS&Co., as required under Regulation T of the Federal Reserve. As of December 2015, Group Inc. posted approximately $582 million of margin with GS&Co. on behalf of the firm. In the unlikely event that Group Inc. does not post margin to GS&Co., the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Note 13.

Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of market making and general operations.

Amounts payable to, and receivable from, such affiliates are reflected in the statement of financial condition as set forth below:

$ in thousands	As of December 2015
Assets	
Collateralized agreements:	
Securities purchased under agreements to resell, at fair value	$657,064
Receivables:	
Brokers, dealers and clearing organizations	78
Customers and counterparties	120,272
Financial instruments owned, at fair value [1]	80,865
Other assets	7
Liabilities	
Collateralized financings:	
Securities loaned	$ 94,689
Payables:	
Brokers, dealers and clearing organizations	85
Customers and counterparties	8,383
Financial instruments sold, but not yet purchased, at fair value [1]	78,274
Unsecured short-term borrowings	56,252
Other liabilities and accrued expenses	2,911
Subordinated borrowings	365,000

1. Consists of derivative contracts with affiliates.

The firm receives operational, administrative and management support from GS&Co. under a service agreement.

The firm enters into certain activities with an affiliate for which it allocates revenues to the affiliate for its participation.

Note 14.

Income Taxes

Provision for Income Taxes

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as consolidated combined state and local tax returns. The firm computes its tax liability on a modified separate firm basis and settles such liability with Group Inc. pursuant to a tax sharing arrangement. To the extent the firm generates tax benefits from losses it will be reimbursed by Group Inc. pursuant to the tax sharing arrangement. The firm's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

At December 2015, the firm did not have a deferred tax asset or deferred tax liability.

Unrecognized Tax Benefits

The firm recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

As of December 2015, the firm did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations

The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations, such as New York State and City. The tax years under examination vary by jurisdiction.

The U.S. Federal examinations of fiscal 2008 through calendar 2010 have been finalized, but the settlement is subject to review by the Joint Committee of Taxation. The examinations of 2011 and 2012 began in 2013.

Group Inc. has been accepted into the Compliance Assurance Process program by the IRS for the 2013, 2014, 2015 and 2016 tax years. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The 2013 tax year is the first year that was examined under the program, and 2013 and 2014 remain subject to post-filing review.

New York State and City examinations of fiscal 2007 through calendar 2010 began in 2013. New York State and City examinations of 2011 through 2014 began in 2015.

All years including and subsequent to 2007 for New York State and City and for all other significant states remain open to examination by the taxing authorities.

Note 15.

Credit Concentrations

Credit concentrations may arise from market making activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to different industries and counterparties, the firm routinely executes transactions with asset managers, investment funds, commercial banks, and brokers and dealers, which could result in significant credit concentrations.

In the ordinary course of business, the firm may be subject to a concentration of credit risk to a particular counterparty, or issuer. Other than GS&Co., the firm did not have credit exposure to any counterparty that exceeded 2% of total assets as of December 2015.

Note 16.

Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

With respect to material proceedings, management is generally unable to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, except in those instances where management can otherwise determine an appropriate amount, (ii) matters are in early stages, (iii) matters relate to regulatory investigations or reviews, except in those instances where management can otherwise determine an appropriate amount, (iv) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (v) there is uncertainty as to the outcome of pending appeals or motions, (vi) there are significant factual issues to be resolved, and/or (vii) there are novel legal issues presented.

Management does not believe, based on currently available information, that the outcomes of any matters will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Note 17.

Net Capital Requirements

The firm is a registered U.S. broker-dealer, which is subject to the SEC's "Uniform Net Capital Rule," and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 2015, the firm had regulatory net capital, as defined, of $465.9 million, which exceeded the amount required by $445.9 million.

The U.S. Dodd Frank Act contains provisions that require the registration of all swap dealers, major swap participants, security-based swap dealers and major security-based swap participants. The firm registered as a "swap dealer" under the U.S. Commodity Futures Trading Commission (CFTC) rules and will be subject to regulatory capital requirements once the rules are finalized by the CFTC and SEC.

Note 18.

Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 25, 2016, and determined that there were no material events or transactions that would require recognition or disclosure in this statement of financial condition.